

2025 Annual Report

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Contents

Executive Summary

2025 marked a transformational year for WitFoo as the company began to transition from a development-focused organization to an operational, revenue-generating business. The year was highlighted by the successful completion of U.S. Navy SHARKCAGE technical readiness certification, the launch of three new product offerings, and the establishment of strategic partnerships across the United States and New Zealand that position the company for significant growth in 2026 and beyond.

Federal Traction

Building on the foundation established by the February 2024 U.S. Navy award of $789M to Accenture Federal Services (AFS) for the SHARKCAGE program, 2025 saw WitFoo achieve critical operational milestones in federal deployment including the execution or a strategic partnership with WWT to expand delivery and passing several levels of testing by USG and WWT

This federal validation continues to serve as a cornerstone for WitFoo's credibility in both government and commercial markets, demonstrating that our technology has passed the most rigorous testing and vetting processes available.

Commercial Traction

2025 represented a strategic pivot in WitFoo's commercial go-to-market approach, transitioning from the previous white-label partnership model to a comprehensive, multi-channel commercial strategy:

Product Portfolio Expansion

WitFoo developed and prepared three new product offerings in 2025, transforming from a single-product company to a modular product suite:

- WitFoo Conductor (Q3 2025): A next-generation ETL pipeline that ingests, normalizes, and prioritizes security signals with zero maintenance, featuring ProtoGraph deduplication technology that reduces data volumes by over 90% while maintaining full forensic fidelity.
- WitFoo Detect & Respond (WDR) (Q3 2025): An integrated Network Detection and Response solution combining WitFoo Precinct with CISA's Malcolm network traffic analysis suite, providing a complete SOC-in-a-box offering.
- WitFoo Reporter (Q4 2025): A compliance and performance analytics engine delivering audit-ready, financial-grade metrics for CISOs, CFOs, and boards of directors.

Strategic Partnerships

WitFoo executed several high-impact partnership agreements in Q4 2025 that will drive substantial revenue growth in 2026:

- World Wide Technology (WWT): Resell agreement to accelerate deployments in U.S. Defense and Commercial markets. WWT is also negotiating a distribution agreement that will streamline WitFoo's channel presence.
- IBM: WitFoo joined IBM's partner ecosystem, enabling deeper integration opportunities and access to IBM's extensive partner network.
- Kordia (New Zealand): Resell agreement with this leading mission-critical technology provider to expand WitFoo's presence across New Zealand government and enterprise markets.
- SSS - IT Security Specialists (New Zealand): OEM agreement with this premier MSSP to power next-generation security offerings for New Zealand government and enterprise clients.
- Carson & SAINT: OEM agreement with this Maryland-based risk management leader to integrate WitFoo capabilities into their proven vulnerability assessment methodologies.
- Ardalyst: Continued deepening of partnership for U.S. Department of Defense market penetration.

Joint Commercial Ventures

WitFoo executed a joint venture with AMD and WWT to sell WitFoo Conductor via Amazon Web Services. Initial monthly recurring revenues are scheduled to begin in 2026, with forecasts showing $12,000 in new MRR added each month throughout 2026.

2025 Numbers

Gross revenues in 2025 were $20,791, comprising $1,700 in direct end-customer revenue and $19,091 in reseller/partner revenue. This revenue was primarily derived from pilot deployments and early partnership agreements. Operating expenses were $1,262,030, reflecting strategic investments in product development (three major product launches), marketing and partnership development, and operational infrastructure. Net losses for the year were $1,241,639.

The company maintained operational discipline while executing its product roadmap and establishing critical partnerships. The year focused on building the foundation for commercial scale, with significant contracted future revenue through the Navy SHARKCAGE project and multiple OEM agreements that will convert to recognized revenue in 2026 and beyond. The company ended the year with $35,129 in cash and cash equivalents, supplemented by shareholder advances totaling $314,432 to support ongoing operations during this investment phase.

Current Ownership

As of December 31, 2025, ownership remains diversified among founders, early investors, and the 2025 growth capital participants. No changes to majority ownership positions occurred during 2025. Detailed ownership information is available to shareholders via the WitFoo Shareholder Portal.

2026 Growth Plan

With proven products, the Navy SHARKCAGE contract reaching deployment, and established sales channels, WitFoo is positioned for significant growth in 2026:

Revenue Forecasts

The company has developed revenue forecasts for 2026 based on contracted agreements and partnership pipelines. These forecasts represent management's current expectations and are subject to change based on market conditions and contract execution timing.

Contracted Revenue

- U.S. Navy SHARKCAGE: $5M increase in Annual Recurring Revenue, with 3-year contract valued at $15M in WitFoo pricing. Prepayment anticipated in early 2026.

Forecast Opportunities

Additional revenue opportunities are forecasted based on active sales discussions and partnership development:

- Five Eyes Defense Expansion: Authorization has been granted to expand SHARKCAGE sales beyond the U.S. Navy. WWT is expanding sales efforts through additional channels. Management forecasts potential for up to $8M ARR international and $10M ARR from broader U.S. deployments in calendar year 2026.
- Commercial Conductor Sales (WWT/AWS Joint Venture): Current forecast projects adding $12,000 in Monthly Recurring Revenue each month throughout 2026.
- MSSP and OEM Partnerships: OEM agreements via Carson & SAINT, SSS, Ardalyst, and other MSSPs are forecasted to provide $1M in ARR by end of Q1 2026, growing to exceed $5M ARR by end of calendar year 2026.

If these forecasted opportunities materialize as anticipated, total Annual Recurring Revenue could reach approximately $30M by the end of 2026. However, these forecasts represent opportunities that have not yet been contracted, and actual results may differ materially. Recognized revenue for 2026 under GAAP accounting is conservatively estimated at $10M as multi-year contracts are delivered and revenue is recognized over contract terms.

Operational Scaling

Operating expenditures are forecast to increase to approximately $4.0M in 2026 to support:

- Dedicated sales and channel personnel to activate partnerships and accelerate deployments
- Enhanced support infrastructure to handle growing customer base from Navy deployment and commercial sales
- Continued product development and platform enhancement
- Business development for Australian, New Zealand, and Asia-Pacific expansion

The Navy prepayment anticipated in early 2026 will provide capital to fund growth operations. If revenue forecasts are achieved, the company expects to reach profitability by year-end 2026, with projected gross margins of approximately 80% generating positive cash flow to fund ongoing operations.

Strategic Initiatives

Key strategic initiatives planned for 2026 include:

- Release of WitFoo Analyst (Precinct 7.0) (Q2 2026), unifying all modular products into a comprehensive platform
- Expansion of CyberGrid threat intelligence sharing network with federal participation
- Establishment of operations in Christchurch, New Zealand to support Asia-Pacific growth
- Achievement of SOC 2 Type II certification for enterprise and federal compliance requirements
- Five Eyes defense briefings and expansion of international government relationships

Valuation Considerations

With successful execution of the 2026 growth plan, the company's valuation is expected to increase significantly. Comparable cybersecurity software companies in the SIEM and ETL markets command strong valuations, with competitors such as Cribl (valued at $3.5B on $200M ARR) and Splunk (acquired for $28B on $3.6B revenue) demonstrating the market's appetite for differentiated, high-performance security analytics platforms. Management believes successful achievement of revenue targets in 2026 will position the company for a favorable valuation in future funding rounds or strategic transactions.

Dividend Disbursements

No dividends were paid in 2025 as the company remained in growth investment mode. The Board of Directors will evaluate dividend disbursements in 2027 based on 2026 profitability and 2027 budget requirements. The dividend policy remains that dividends will be paid yearly based on the profitability of the preceding calendar year, with the Board considering the following year's strategic budget in calculating disbursement amounts.

Disclosures

Employee Compensation Plans

The Employee Compensation Plan continues to provide all WitFoo personnel with a blend of cash and equity compensation commensurate with their contributions and market rates. This plan has been instrumental in attracting and retaining top talent while managing cash flow during the growth phase. The company maintained a lean core team in 2025 while leveraging contract resources for specialized functions, with plans to expand headcount as revenue scales in 2026.

Share Transfer and Buy Back

The WitFoo Shareholder Portal continues to facilitate share transfers between current shareholders. The Board of Directors maintains authorization for corporate share buyback at par value when funding is available, though no buybacks were executed in 2025 as capital was directed toward product development and partnership establishment. The company anticipates reinstating buyback programs in 2026 once profitability is achieved and excess cash flow is generated.

I, Michael Riforgiate, the Chief Operations Officer of WitFoo, Inc., hereby certify that the financial statements of WitFoo, Inc. and notes thereto for the periods ending January 1, 2025 (beginning date) through December 31, 2025 (ending date) and provided in this Annual Report are accurate and complete to the best of my knowledge and belief.

For the year 2025, the amounts reported on our tax returns were total income of $20,791, with final taxable income of -$1,241,639 and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of _____.

_____ (Signature)

_____ (Title)

_____ (Date)

Appendix A: Financial Statements

WitFoo, Inc.
FINANCIAL STATEMENTS
AS OF AND FOR THE YEAR ENDED
December 31, 2025 (unaudited)

Notes on Financial Statements

NATURE OF OPERATIONS

WitFoo, Inc. was formed on February 5, 2016 ("Inception") in the State of DE. The financial statements of WitFoo, Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

WitFoo builds cybersecurity software that transforms how Security Operations Centers function. The modular product suite includes WitFoo Precinct (integrated SIEM/XDR/SOAR/GRC platform), WitFoo Conductor (next-generation ETL pipeline), WitFoo Reporter (compliance analytics), and WitFoo Detect & Respond (integrated NDR solution). These products enable organizations to: (1) process all cyber security information with unprecedented efficiency, (2) coordinate response across security tools and teams, (3) share threat intelligence through the WitFoo CyberGrid, and (4) generate audit-ready compliance metrics. The company sells through OEM partnerships, channel resellers, and direct federal contracts.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company has evaluated recent accounting pronouncements and determined that there are no new standards that have a material impact on the Company's financial statements.

Statement of Cash Flows

(Unaudited - For the Year Ended December 31, 2025)

OPERATING ACTIVITIES	Amount
Receipts from customers	$20,791
Payments to suppliers and employees	($1,256,263)
Cash payments for other operating activities	($83)
Net Cash Flows from Operating Activities	**($1,235,555)**
INVESTING ACTIVITIES	
Proceeds from sale of property, plant and equipment	$83
Other cash items from investing activities	($135,298)
Net Cash Flows from Investing Activities	**($135,215)**
FINANCING ACTIVITIES	
Other cash items from financing activities	$1,266,290
Net Cash Flows from Financing Activities	**$1,266,290**
Net Change in Cash	**($104,480)**
Cash and cash equivalents at beginning of period	$139,609
Cash and cash equivalents at end of period	**$35,129**

Balance Sheet

(Unaudited - As of December 31, 2025)

ASSETS	Amount
Cash and Cash Equivalents	$35,129
Due From Shareholders	$314,432
Fixed Assets (net)	$3,655
Total Assets	**$353,216**

LIABILITIES & EQUITY	Amount
Current Liabilities	$40,448
Long Term Liabilities	$3,287,442
Total Liabilities	**$3,327,890**
Stockholders' Equity (Deficit)	($2,974,674)
Total Liabilities & Equity	**$353,216**

Profit and Loss

(Unaudited - For the Year Ended December 31, 2025)

REVENUE	Amount
End-Customer Revenue	$1,700
Reseller/Partner Revenue	$19,091
Total Revenue	**$20,791**
Cost of Goods Sold	$400
Gross Profit	**$20,391**
OPERATING EXPENSES	
Total Operating Expenses	$1,262,030
Net Loss	**($1,241,639)**